Insider Report for Lloyd Herrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: Herrick ( Starts with )
Given name	: Lloyd ( Starts with )
Transaction Date	: April 14, 2004 - April 14, 2004
Equity securities	: Common Shares

Insider name:	Herrick, Lloyd William
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the "equivalent number or value of underlying securities" reflects the "total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Expiriy or	Underlying	Equivlent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	maturity	security	number	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		YYY-MM-DD	designation	or value	equivalent
			applicable)							of underlying	number or
										securities	value of
										acquired or	underlying
										disposed of	securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

238166	2004-04-05	2004-04-14	Direct Ownership:	10 - Acquisition or disposition in the public market	-9,300	3.6500	560,700

238167	2004-04-12	2004-04-14	Direct Ownership:	10 - Acquisition or disposition in the public market	-10,700	3.8000	550,000